

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2008

Mr. Gregory A. Wing
Vice President and Chief Financial Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, Montana 59102

> **Re:** **Stillwater Mining Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-13053**

Dear Mr. Wing:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 3 – Sales, page 83

1. We note your response to prior comment 3 regarding your accounting for by-product revenues and have further comments related to this matter. Please tell us whether you account for palladium, platinum and the by-product metals as joint products, for which you carry separate inventory balances. And if so, please also clarify whether you have allocated costs to these metals at the time of separation in your production process, or on some other basis, with details sufficient to

understand how you have determined this allocation and the amounts of by-product inventory held at the end of each period.

If your accounting does not follow a joint product approach as described above, please provide an analysis that quantifies the affects that taking this approach would have on your financial statements, given that recognition of revenues would not otherwise be necessarily correlated with recognition of expense. Please identify any relationship between sales of your primary and by-product metals, in terms of timing; and the effects of differences in timing on measures of gross profit, and other performance measures mentioned in Management's Discussion and Analysis.

Item 9A. Controls and Procedures, page 101

2.   We note your response to our prior comment number 4 and although you have provided sample language that you will utilize in future filings, your response did not include disclosures which specifically address whether there have been any changes in your internal control over financial reporting during the last fiscal quarter for the year ended December 31, 2007. Please submit the disclosures that you believe would be appropriate and necessary to comply with Item 308(c) of Regulation S-K as of December 31, 2007.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief